SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer


GOL
PR-XMG

GOL

4Q23 Results

Disclaimer

This presentation contains forward looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely estimates and projections and, as such, are based exclusively on the Management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", " plan", "predict", "project", and other similar verbs are intended to identify these forward looking statements, involving risks and uncertainties that may lead actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. Factors that can affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments related to COVID-19, such as quarantine's length and extent, travel restrictions, and the overall impact on demand for air travel; (iii) competitive environment in the Brazilian air market and government measures that may affect it; (iv) volatility in fuel prices; and (v) risks disclosed in GOL's filings with the US Securities and Exchange Commission and CVM – Brazilian Securities and Exchange Commission.

All forward looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

Meeting industry practices, GOL discloses so-called non-GAAP financial measures not recognized under IFRS or US GAAP, including "net debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosing non-GAAP measures provides useful information to investors, financial analysts and the public when assessing the operating performance and comparing with the operating performance of other companies in the same industry and others. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly named measures taken by other companies. Potential investors should not rely on information not recognized in IFRS to replace IFRS measures regarding profit or cash flow when deciding on investments.

Main Financial KPIs 4Q23 vs 4Q22

6.7%
year over year increase in revenue. Highest 4Q revenue in the Company's history

-0.1%
of total Cask compared to 4Q22

8.5 p.p.
increase in Ebit Margin in comparison with 4Q22

3.7x
Net leverage, 4.0x lower than 4Q22

3.9 p.p.
year-on-year increase in occupancy rate



GOL

Financial Indicators

Metrics	4Q23	Δ vs. 4Q22
Gross Sales (R$ million)	5,911.7	+8.8%
ASK (Billion)	10.7	-5.7%
RPK (Billion)	9.0	-1.0%
Load Factor	84.0%	+3.9 p.p.
Yield (R$ cents)	52.61	+9.2%
Pax Revenue (R$ million)	4,741.8	+8.1%
Ancilary Revenue (R$ million)	300.7	-11.7%
RASK (R$ cents)	46.98	+13.1%
CASK[1] (R$ cents)	35.31	-1.9%
EBITDA	1,615.7	+38.3%
EBITDA Margin	32.0%	+7.3 p.p.

1. Excludes expenses related to the operation of cargo aircraft

2. Cash, investments, accounts receivable (does not include unencumbered assets).


GOL
BOEING 737 MAX 8

Operational Indicators

196
Markets Served

101
Aircraft in the average operational fleet

84%
Load Factor In 4Q23

603
Daily Flights

30 millions
Passengers Transported in 2023

98.6%
Increased of 0.3 p.p. compared to the last year



Load Factor and Yield



Revenue and Yield Evolution
31.2
28.7
47.9
49.8
2019
2020
2021
2022
1H23
2H23
Yield (R$ c)
Revenue (R$ mm)



Load Factor Evolution
82.0%
80.1%
82.0%
80.0%
80.2%
83.8%
2019
2020
2021
2022
1H23
2H23

Operational Indicators

RASK (R$ cents)



41.6
43.9
40.3
43.1
47.0
4Q22
1Q23
2Q23
3Q23
4Q23

Yield (R$ cents)



48.2
48.5
47.1
47.0
52.6
4Q22
1Q23
2Q23
3Q23
4Q23

Cask Ex-Fuel (USD cents) Adjusted Ex-Meli (BRL cents)



3.8
4.0
4.4
4.6
4.6
4Q22
1Q23
2Q23
3Q23
4Q23

Aircraft Utilization (hour/day)



11.6
11.7
10.8
11.3
11.7
4Q22
1Q23
2Q23
3Q23
4Q23

Smiles



Customers (millions)
20.9
21.4
21.8
22.1
22.6
4Q22
1Q23
2Q23
3Q23
4Q23



Redeemed Miles
+10%
51,086
56,293
4Q22
4Q23

+22 Million Customers

+56 Billion Redeemed Miles

GOLLOG

Fleet Freighters



12
6
6
3 0 3
4 0 4
5 0 5
6 0 6
1Q23
2Q23
3Q23
4Q23
2024YE
B737BCF (Options)
B737BCF (Contracted)

+21
Thousand Animals Transported in 2023

+98
Thousand Tons of Products Transported

+2,7
Millions of Services

37%
Market Share[1]
Leader of the Market

1- ANAC updated data as of January, 2024.

Profitability

Net Revenue
(R$ billions)



+7%
4,727
5,042
4Q22
4Q23

EBIT
(%)



+8.5 p.p.
14.9 %
23.4 %
4Q22
4Q23

EBITDA
(%)



+7.3 p.p.
24.7 %
32.0 %
4Q22
4Q23

EBITDA


EBITDA Evolution
Excluding Non-Recurring Results
3.9
27,9%
0.1
2,0%
-36,8%
-2,7
2.9
19,2%
24,7%
1.2
25,2%
1.2
22,8%
0.9
26,8%
1.2
32,0%
1.6
2019
2020
2021
2022
4Q22
1Q23
2Q23
3Q23
4Q23
EBITDA margin (%)
EBITDA (R$ mm)



Cash Flow



(R$ million)
Operating
25
CAPEX
(256)
Financing
20
994
47
1
523
25
(256)
581
(339)
(222)
782
45
9
324
Total Cash
3Q23
Operating
Cash Flows
CAPEX
Net Funding
Lease
Payment
Interests and
Others
Total Cash
4Q23
Cash and Cash Equivalents
Investments

Liability Management



Debt Amortization Schedule (R$ billions)[1]
4Q23
0.1
0.0
0.2
0.0
0.4
5.0
0.4
0.2
0.3
7.1
1.7
1Q24
2H24
2025
2026
2027+
Debt in US$[2]
Exchangeable Senior Notes US$ (2024)[2]
Secured Senior Notes US$ (2028)+ Exchangeable Secured Senior Notes US$ (2028)[2]
Debt in R$
DIP

1- Considers financial obligations, not the book value of the debt. For ESN 2024 and ESSN 2028, the total debt issued is considered, not assuming conversion to equity
2- Excluding perpetual bonuses

Liability Management



Net Debt vs Leverage (R$ billions)
7.9x
7.9x
6.2x
6.2x
5.2x
5.2x
4.8x
4.1x
4.8x
3.8x
22.6
22.1
21.2
19.2
19.2
4Q22
1Q23
2Q23
3Q23
4Q23
Total Leverage
Total Pro-Forma Leverage¹
Net Debt

1- Considers the derivatives account related to the ESSN 2028.

Investor Relations
ir@voegol.com.br
www.voegol.com.br/ir

